File#82-5069

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _______**Schedule A**
___X__**Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER: Technovision Systems, Inc. (TVS)

ISSUER ADDRESS: Unit 1 - 3180 – 262nd Street
Aldergrove, BC
V4W 2Z6

ISSUER TELEPHONE NUMBER: 604.856.8468

ISSUER WEB ADDRESS: www.tvs.net

CONTACT PERSON: Gordon Tremain

CONTACT'S POSITION: CEO

CONTACT TELEPHONE NUMBER: 604.856.8468

CONTACT EMAIL ADDRESS: gtremain@uniserve.com

FOR QUARTER ENDED: February 28, 2002

DATE OF REPORT: April 22, 2002

SEC MAIL PROCESSING SECTION RECEIVED MAY - 6 2002 WASH. D.C. 154

02028865

SUPPL

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Gordon Tremain	"Gordon Tremain"	April 22, 2002
NAME OF DIRECTOR	SIGNATURE	DATE OF REPORT
"Rajesh Raniga"	"Rajesh Raniga"	April 22, 2002
NAME OF DIRECTOR	SIGNATURE	DATE OF REPORT

dlw 5/8

SCHEDULE B

TECHNOVISION SYSTEMS INC.

1. SCHEDULE OF EXPLORATION AND DEVELOPMENT AND GENERAL AND ADMINISTRATIVE EXPENDITURES DURING THE NINE MONTHS ENDED FEBRUARY 28, 2002

   See financial information Schedule A: Statement of Income and Deficit.

2. SECURITIES ISSUED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2002

   See Notes to consolidated financial statements: Schedule A.

3. AUTHORIZED AND ISSUED SHARE CAPITAL AS OF FEBRUARY 28, 2002

   See Notes to consolidated financial information: Schedule A.

4. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS OF FEBRUARY 28, 2002.

   See Notes to consolidated financial information: Schedule A.

5. AGGREGATE AMOUNT OF EXPENDITURES MADE TO PARTIES NOT AT ARMS LENGTH FROM THE ISSUER DURING THE NINE-MONTH PERIOD.

   $ 1,202,351 including officers

3. OFFICERS AND DIRECTORS AS OF FEBRUARY 28, 2002:

   Gordon Tremain, President, CEO, Director
   Denise Page, Executive Vice-President, Secretary, Director
   Rajesh Raniga CGA, Chief Financial Officer, Director
   Stephen K. Winters, Legal Counsel, Director
   Larry Lees, Director
   Cliff Sweeney, Director
   Tom Samplonius, Vice-President Network Operations

SCHEDULE C - MANAGEMENT DISCUSSION

December 1, 2001 to February 28, 2002

Description of Business

Technovision Systems, Inc. ("the company") is a provider of Internet and Web Services, including full networking capabilities, through its Registered Trademark, UNIServe Online. The company's products cover a wide range of Internet access services. The most common is e-mail, which allows a user to send or receive text messages to or from anyone with an Email address. The World Wide Web allows access to a network of servers that uses a special communications protocol to link different servers throughout the Internet and permits communication of text, graphics, video and sound. File Transfer Protocol allows a user to move and transfer files to a remote computer system connected to the Internet or transfer files from that system. Newsreader allows users to read and write messages in news groups on specific topics. Internet Relay Chat allows groups live conference discussions by subject. The company also offers commercial web services and Co-location services. The Web Services include the following: web hosting, web development, domain name registration and scripting. Individual customers have a choice of a variety of packages of services as follows: -

a) the **Limited Package** priced at $5.95 per month provides an E-mail address and up to 5 hours of access time plus additional services,
b) the **Lite Package** priced at $8.95 per month provides an E-mail address and up to 10 hours of access time plus additional services,
c) the **Casual Package** priced at $14.95 per month provides an E-mail address and up to 35 hours of access time plus additional services,
d) the **Value Package** priced at $18.95 per month provides an E-mail address and up to 90 hours of access time plus additional services,
e) the **Power Package** priced at $23.95 per month provides an E-mail address and up to 300 hours of access time plus additional services,
f) **Web Related Lite Hosting Package** priced at $14.95 per month (after a one-time $50 set-up fee) provides for 20 MB of space for (www.yourcompany.com) , 5 E-mail addresses and includes 1-year domain transfer/registration fees,
g) **Web related Professional Hosting Site Package** priced at $29.95 per month (after a one-time $50 set-up fee) provides 100 MB of space, 20 E-mail boxes and includes 1-year domain transfer/registration fees,
h) Web related **Multi-Site/Reseller Package** priced at $49.95 per month (after a one-time $60 set-up fee) provides 100 MB of space, 10 E-mail boxes and includes 1-year domain transfer/registration fees,
i) **Web Related Multi-Site Power Reseller Package** Priced at $79.95 per month (after a one-time $75 set-up fee) for 300 MB of space, 25 E-mail boxes and includes 1-year domain transfer/registration fees,
j) **DSL Services** priced as low as $39.95 per month plus the cost of a modem, $50 set-up fee and optional installation fee from $75,
k) **ISDN services** from $99 (single channel) to $199 (dual channel) plus $50 activation fee (customer supplied modem and micro-link access required),

l) **Server Co-location** services provide secure space for customer owned equipment connected to the Internet through our backbone and is priced at $250 per month for first system and $150 per each additional system, and

m) **Domain registration** services from $45 for .ca to $25 for others (. com, .net, .or, etc.).

The company has continued its strategy of expanding its on-line operations to include a larger geographical area of British Columbia, Alberta and Ontario. As of the date of this report, the company, through UNIServe Online, is providing Internet services to the following cities: -

BRITISH COLUMBIA

Abbotsford	Chilliwack	D'Arcy	Hope
Castlegar	Courtenay	Duncan	Grand Forks
Chetwynd	Cranbrook	Dawson Creek	Fort St. John
Kamloops	Kelowna	Kitimat	Lillooet
MacKenzie	Merritt	Nanaimo	Nelson
Parksville	Penticton	Prince George	Prince Rupert
Port Alberni	Trail	Vanderhoof	Vernon
Quesnel	Smithers	Terrace	100 Mile House
Squamish	Vancouver	Whistler	Campbell River
Victoria	Williams Lake	Sechelt	Creston
Ganges			

ALBERTA

Edmonton	Calgary

ONTARIO

London	Barrie	Toronto

In total, there are approximately 225 communities in BC where UNIServe currently provides a complete range of Internet access products.

Significant Risk Factors and Uncertainties

The Company is subject to a number of risks due to the nature of its business and the present state of development of business. The key factors that are of concern are the following:

- being competitive,
- able to offer high speed service,
- being technically competent and
- provide superior customer service.

Investor Relations Activities

The company has continued to maintain and develop its Internet Web Site at http://www.tvs.net where a complete information package is available for download. The company issues news releases via a news wire service and through its Web Site, and sends investor information to persons on the company's database. It also maintains contact with brokers, analysts and interested shareholders.

Commitments and Contingencies

The Company has obligations under long-term contracts with suppliers of communications services relating to the Internet service business for various periods up to the year 2007. The contracts have minimum monthly base charges and pre-determined penalties if terminated early. Future minimum Telco payments under these contracts as at February 28, 2002 are as follows:

2003	$ 12,020,696
2004	13,979,308
2005	15,989,542
2006	30,000
2007 and thereafter	30,000
	$42,049,546

Subsequent to this quarter end the Company signed a Memorandum of Understanding with Telus which, when the binding contract is completed, reduces the Company's commitments and in exchange the Company has agreed to pay a higher price for ports purchased from Telus and extend the contract by one year. The new commitments will be as follows:

2003	$ 4,816,555
2004	4,099,710
2005	3,956,718
2006	3,848,382
2007 and thereafter	3,180,000
	$19,901,365

Related Party Transactions

During the period, the Company had the following related party transactions:

(a) The Company paid consulting and professional fees in the amount of $961,435 (2001 – $892,897) to companies owned by the directors of the Company. These fees represent compensation for services provided by nine people to the Company.

(b) During the period, the Company paid $125,708 (2001 $30,475) for interest, hardware and software purchases to a company owned by one of the directors.

Management Changes to date of this report

On June 29, 2001, Cliff Sweeney was appointed a Director.

On July 5, 2001, Owen Barker was laid off as VP Finance and Administration and his duties were assumed by the company's CFO.

On September 26, 2001, Ross Jepson resigned as Chief Operating Officer.

News Releases, Material Change Reports, and Significant Transactions

On August 17, 2001, the company announced that the international accounting firm of KPMG has been engaged as the company's auditor upon the resignation of the existing audit firm of Delves Freer Anderson Raniga. With the company expanding nationally, it was felt by Management that the time had come to appoint an auditing firm who could cover all areas of the country. Also, announced was the fact that an additional outside Director, Cliff Sweeney, had been appointed to the Board. Mr. Sweeney is a professional business consultant and prior to 1994 he was a senior executive in the investment banking division of a major Canadian Chartered Bank.

a) ITCanada.com Acquisition Agreement

By agreement dated October 2, 2000 (the "ITC Acquisition Agreement"), the Company acquired the shares of iTCanada.com. Inc. ("ITC"). ITC had option agreements to purchase 28 companies ("Target Companies") with a total stated to be 175,000 Internet access subscribers. The Company issued as consideration 9,090,909 common shares to Montreal Trust Company subject to the terms of a share management indenture (the "Indenture"). The shares were issued subject to cancellation. For each 25,000 new subscribers coming from the target companies a certain number of shares would NOT be cancelled. The following table shows the staged number of these shares that would NOT be cancelled if the Company completed acquisition agreements to acquire target companies, or new target companies introduced by ITC principals, before December 31, 2001:

Number of New Subscribers	Shares NOT to be Cancelled
25,000	2,727,273
50,000	total of 5,454,546
75,000	total of 7,272,727
100,000	total of 9,090,908

The Indenture provides that the shares in trust will be voted in favor of a Board of Directors consisting of Gordon Tremain, Stephen Winters, Denise Page, Larry Lees, Diane Urquhart and Bernard Borgmann, and as to all other matters as directed by a majority of the directors of the Company. The shares are subject to the Surplus Securities Tier 2 release provisions (over a period of six years from release from trust) pursuant to the provisions of Policy 5.4 Escrow and Vendor Consideration of the CDNX. The Indenture also provides that the sale of shares from the trust in aggregate may not exceed a number per month in excess of three percent of the Company's float.

b) Settlement with Borgmann Group and Ross Jepson

On March 28, 2001 the Company completed an agreement with five of the ITC vendors other than Urquhart and Ross Jepson ("Jepson") by which they released rights to 5,258,128 shares. On September 26, 2001, the Company completed an agreement with Jepson by which he released rights to 909,092 shares held by Montreal Trust under the Indenture leaving 2,923,688 shares in trust, all of which if NOT cancelled are attributable to Urquhart in the following staged amounts:

Number of New Subscribers	Shares Not to be Cancelled
25,000	1,419,475
50,000	total of 2,064,138
75,000	total of 2,493,913
100,000	total of 2,923,688

The Company has not acquired 25,000 subscribers and therefore all of the shares are expected to be cancelled, though this is the subject of the dispute (below) with Ms. Urquhart.

c) Urquhart's Claim

In April 2001, Urquhart claimed in arbitration proceedings that the Company's acquisition of the assets of PW Internet Gateway Information Systems Inc., which was completed in January, 2001, should count as an acquisition under the terms of the ITC Acquisition Agreement. On May 17, 2001, the Company disputed the claim and counterclaimed against Urquhart. On July 23, 2001, Urquhart filed a petition in BC Supreme Court claiming against the Company, Gordon Tremain, Stephen Winters, Denise Page and Rajesh Raniga that the affairs of the Company are being conducted in a manner that is oppressive to her. The claim is for a vested interest in 2,923,688 shares being held under the Indenture, an order that the shares not be subject to cancellation, that the Company and/or any or all of the directors be directed to purchase the shares at $1.10 per share, an order that prohibits the Company from removing her as a director, that the Company provide her with documents and information on the affairs of the Company, and an order staying the arbitration. The court denied the application to stay the arbitration which continues. All other matters remain to be resolved at trial.

f) The Company's Claim

On September 27, 2001 the Company filed a Statement of Claim in BC Supreme Court against Urquhart, her husband Hugh Urquhart, Jepson, Diane M. Aldrich of Eden Prairie, Minnesota, Reed Sumida of Victoria, and Graham Fletcher of Edmonton. Additional corporate defendants include three companies controlled by Ms. Aldrich: Golden Triangle On Line Inc. of Kitchener, WEDJ Canada Ltd. of Waterloo, and WEDJ Holdings Ltd. of Reno. The Company claims the defendants have attempted to take control of the Company through a campaign of slander, intentional interference with economic relations, abuse of process, self-dealing, and intimidation. The Company claims Urquhart and Jepson have breached their fiduciary duties to the Company through contacting the Company's bank and falsely accusing the Company of being mismanaged and an unfit debtor, as well as contacting the CDNX launching unfounded complaints about the directors and management of the Company and the conduct of its business. The Company also claims the defendants contacted suppliers, employees, and auditors KPMG, falsely claiming the Company is mismanaged. Additionally, it is alleged they contacted Telus, Technovision's largest supplier of telephone and Internet access, asking it to finance a takeover of the company. Also, it is alleged the defendants made derogatory comments to potential takeover targets convincing the owners of these companies to breach their agreements. The Company further claims the group contacted the federal tax agency complaining about the company and its management revealing confidential information in the process. It is claimed the defendants also threatened a TVS Director with complaints to the RCMP, and threatened employees and Directors of the Company with complaints to professional associations. In addition, at least one of the defendants allegedly contacted P. Charles Cochrane, a competitor of the Company *was at the time* suing two Directors, and discussed confidential Company information. The Company claims that as a result of this broad campaign, the Company has spent time and resources dealing with the CDNX and Canada Customs and Revenue Agency investigations. In addition, the Company claims its reputation and that of its directors has been damaged. Further, based on this allegedly unfounded series of complaints, the Company's bank has refused certain financing proposals putting the Company in a position where it has been unable to purchase companies that it would generate profits. The Company also claims Urquhart and Jepson had a personal undisclosed interest in the group of defendants that was attempting to take over the company. The suit claims that while the pair were Directors of ITC, they breached their fiduciary duties by paying $600,000 of ITC's money to Ms. Aldrich's Golden Triangle for a worthless option. The Company seeks court orders, declarations and damages against the defendants, led by an injunction halting the defendants from saying anything about the company, its business, or employees, to any creditors, accountants, or suppliers. The Company is seeking injunctions to prohibit further alleged frivolous complaints,

various damages, and a declaration that the complaints to the CDNX and the tax agency, formerly known as Revenue Canada, are abuses of process. The Company also seeks a court declaration that Urquhart is unfit to act as a director.

On November 29, 2001 the company ("Technovision") announced that it entered into an agreement to amalgamate with Axion Communications Inc. ("Axion"). Axion operates Al Axion Internet Communications Inc., an active Vancouver based ISP with approximately 15,000 subscribers and annual revenues approaching $3 million. Shareholders of Technovison will own approximately 70 percent and shareholders of Axion will own approximately 30 percent, of the amalgamated company. On the effective date of the amalgamation, Technovison shareholders will receive 1 common share of the amalgamated company for each common share of Technovision held by them and Axion shareholders will receive 1 common share of the amalgamated company for each 1.65 Axion common shares held by them. The Board of Directors to the amalgamated company will be comprised of Gordon Tremain, Stephen Winters, Rajesh Raniga, Cliff Sweeney from Technovision and Praveen Varshney, President of Axion, from Axion. One additional independent director is to be named prior to the amalgmation.

On December 14, 2001, at the Company's Annual Shareholders Meeting, Diane Urquhart was not re-elected as a Director.

On January 9, 2002 Technovision announced that the amendment, subject to regulatory approval, of all the presently outstanding stock options granted to directors and officers of the Company so that the options are exercisable until January 8, 2007 and the exercise price is changed from $.80 to $.21 per share, and the option to two optionees are being increased by 50,000 options each. The Company is also granting to one of its officers and directors the option to purchase 100,000 common shares at any time on or before January 8, 2007 at a price of $.21 per share, subject to regulatory approval.

On February 4, 2002 Mr. Justice Peter Lowry of the Supreme Court of British Columbia dismissed with costs the shareholder oppression action of former director Diane Urquhart against Technovision and four of its directors.

Subsequent Events

On March 5, 2002 Diane Urquhart filed a Notice of Appeal of the decision on February 4, 2002 of Mr. Justice Peter Lowry of the Supreme Court of British Columbia dismissing with costs the shareholder oppression action of former director Diane Urquahrt against Technovison and four of its directors.

On March 28, 2002 the Company announced the appointment of William Spratt as President of Technovision. Mr. Spratt is to commence employment on May 1, 2002. His responsibilities will include strategic planning and all aspects of business development to achieve the company's objectives of managed growth and the optimization of shareholder value. The Company has granted to Mr. Spratt as part of his compensation and subject to regulatory approval, options to acquire up to 500,000 shares at $0.21, exercisable for a term of 5 years from the date of grant.

On April 2, 2002 the Board of Directors announced that the Company granted, subject to regulatory approval the option to purchase 100,000 common shares at any time on or before January 8, 2007 at a price of $0.21 per share.

Summary and Analysis of Financial Operations

Revenue has grown from $5,782,891 to $8,480,694, an increase of 47% over the same period in the last fiscal year. For the nine months ended February 28, 2002, the Company experienced an operating loss of $1,104,208 compared to an operating income of $353,442 for the same period in the last fiscal year. The loss was partly caused by an increase in amortization of intangible assets compared to the same period last year and redundant expenses due to acquisitions. The company has a net loss for the nine months ended of $1,100,808, (or $0.07 per share), compared to a net income of $176,910, or ($0.01 per share), for the same period in the last fiscal year.

The Company has a working capital deficiency of $2,356,790 as at February 28, 2002 ($1,808,271 as at February 28, 2001). This increase in the working capital deficiency was caused by short-term debt taken on as a result of the acquisitions mentioned earlier. Management is of the opinion that the Company's cash flow is adequate to service this level of debt.

The total liabilities as at February 28, 2002 was $3,687,306 compared to $5,396,980 as at February 28, 2001 which is a decline of $1,709,674 (32 percent).

The Company continues to have positive cash flow from operations. EBITA for the period ending February 28, 2002 declined to $624,675 compared to $1,126,841 for the same period in the last fiscal year.